UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Liberty All-Star Growth Fund, Inc. (ASG)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

529900102

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 529900102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  4,432,944

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  4,432,944

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

4,432,944

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

14.74%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 4,432,944 shares of the Liberty All-Star Growth Fund, Inc. on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 14.74% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Liberty All-Star Growth Fund, Inc. fit the investment guidelines for various Accounts. Shares have been acquired since August 19, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 4,432,944 shares or 14.74% of the outstanding shares. George W. Karpus presently owns 50,545 shares. George W. Karpus bought shares on September 15, 2008 at $3.99 (25 shares), September 15, 2008 at $3.99 (5 shares), September 17, 2008 at $3.71 (525 shares), September 17, 2008 at $3.71 (30 shares), September 18, 2008 at $3.61 (470 shares), September 18, 2008 at $3.61 (25 shares), September 23, 2008 at $3.8 (120 shares), September 23, 2008 at $3.8 (15 shares), September 24, 2008 at $3.73 (65 shares), September 24, 2008 at $3.73 (10 shares), September 29, 2008 at $3.55 (900 shares), September 29, 2008 at $3.55 (85 shares), October 2, 2008 at $3.38 (210 shares), October 2, 2008 at $3.38 (20 shares), October 6, 2008 at $2.95 (1020 shares), October 6, 2008 at $2.95 (50 shares), October 7, 2008 at $2.71 (85 shares), October 7, 2008 at $2.71 (5 shares), October 8, 2008 at $2.58 (535 shares), October 8, 2008 at $2.58 (50 shares), December 1, 2008 at $2.31 (90 shares), December 10, 2008 at $2.35 (100 shares), December 10, 2008 at $2.35 (15 shares), December 11, 2008 at $2.32 (90 shares), December 11, 2008 at $2.32 (15 shares), December 29, 2008 at $2.56 (20 shares), December 30, 2008 at $2.6 (15 shares), February 25, 2010 at $3.41 (300 shares), February 26, 2010 at $3.45 (500 shares), March 1, 2010 at $3.49 (300 shares), March 2, 2010 at $3.5 (300 shares), March 3, 2010 at $3.54 (300 shares), March 4, 2010 at $3.55 (300 shares), March 5, 2010 at $3.58 (300 shares), March 8, 2010 at $3.63 (300 shares), March 15, 2010 at $3.68 (300 shares), March 23, 2010 at $3.71 (300 shares), April 1, 2010 at $3.76 (300 shares), April 7, 2010 at $3.78 (300 shares), April 13, 2010 at $3.88 (300 shares), April 16, 2010 at $3.94 (300 shares), June 23, 2010 at $3.57 (300 shares), June 24, 2010 at $3.53 (300 shares), June 25, 2010 at $3.55 (300 shares), August 25, 2010 at $3.43 (1400 shares), September 8, 2010 at $3.59 (400 shares), September 9, 2010 at $3.63 (300 shares), September 10, 2010 at $3.61 (300 shares), September 13, 2010 at $3.7 (300 shares), September 14, 2010 at $3.69 (300 shares), September 15, 2010 at $3.7 (300 shares), September 17, 2010 at $3.72 (300 shares), September 20, 2010 at $3.75 (300 shares), September 21, 2010 at $3.76 (300 shares), December 2, 2010 at $4.14 (2000 shares), December 3, 2010 at $4.13 (2500 shares), December 6, 2010 at $4.15 (2500 shares), December 6, 2010 at $4.17 (1500 shares), December 7, 2010 at $4.21 (5000 shares), December 9, 2010 at $4.24 (10000 shares), December 10, 2010 at $4.27 (10000 shares), July 27, 2011 at $4.53 (700 shares), July 28, 2011 at $4.5 (350 shares), August 1, 2011 at $4.45 (350 shares), August 2, 2011 at $4.36 (350 shares), August 3, 2011 at $4.26 (700 shares), and on August 4, 2011 at $4.2 (500 shares). JoAnn Van Degriff presently owns 9,805 shares. Mrs. Van Degriff bought shares on September 17, 2008 at $3.71 (70 shares), September 18, 2008 at $3.61 (55 shares), September 23, 2008 at $3.8 (25 shares), September 24, 2008 at $3.73 (15 shares), September 29, 2008 at $3.55 (205 shares), October 2, 2008 at $3.38 (50 shares), October 6, 2008 at $2.95 (125 shares), October 7, 2008 at $2.71 (20 shares), October 8, 2008 at $2.58 (120 shares), October 10, 2008 at $2.21 (230 shares), October 14, 2008 at $2.97 (125 shares), December 1, 2008 at $2.31 (15 shares), February 20, 2009 at $2.29 (600 shares), February 23, 2009 at $2.25 (1900 shares), February 24, 2009 at $2.21 (400 shares), February 25, 2009 at $2.26 (200 shares), April 13, 2010 at $3.88 (300 shares), April 21, 2010 at $3.93 (500 shares), April 27, 2010 at $3.95 (300 shares), April 29, 2010 at $3.97 (300 shares), May 4, 2010 at $3.89 (300 shares), May 6, 2010 at $3.62 (500 shares), May 7, 2010 at $3.65 (300 shares), May 12, 2010 at $3.79 (300 shares), May 19, 2010 at $3.63 (500 shares), May 26, 2010 at $3.49 (400 shares), June 3, 2010 at $3.55 (400 shares), July 27, 2010 at $3.66 (400 shares), August 20, 2010 at $3.51 (400 shares), August 4, 2011 at $4.2 (250 shares), and on August 8, 2011 at $3.75 (500 shares). Dana R. Consler presently owns 2,270 shares. Mr. Consler bought shares on September 15, 2008 at $3.99 (5 shares),September 17, 2008 at $3.71 (30 shares), September 18, 2008 at $3.61 (15 shares), September 23, 2008 at $3.8 (10 shares), September 24, 2008 at $3.73 (5 shares), September 29, 2008 at $3.55 (75 shares), September 29, 2008 at $3.55 (5 shares) October 2, 2008 at $3.38 (15 shares), October 2, 2008 at $3.38 (5 shares), October 6, 2008 at $2.95 (40 shares), October 6, 2008 at $2.95 (5 shares), October 7, 2008 at $2.71 (5 shares), October 8, 2008 at $2.58 (35 shares), October 8, 2008 at $2.58 (5 shares), October 10, 2008 at $2.21 (1330 shares), October 14, 2008 at $2.97 (10 shares), December 29, 2008 at $2.56 (20 shares), December 30, 2008 at $2.6 (15 shares), March 3, 2009 at $2.05 (140 shares), and on June 29, 2010 at $3.49 (2000 shares). Mr. Consler sold shares on April 27, 2009 at $2.6 (1500 shares). Kathleen F. Crane presently owns 535 shares. Mrs. Crane purchased shares on September 17, 2008 at $3.71 (10 shares), September 18, 2008 at $3.61 (10 shares), September 23, 2008 at $3.8 (5 shares), September 24, 2008 at $3.73 (5 shares), September 29, 2008 at $3.55 (30 shares), October 2, 2008 at $3.38 (10 shares), October 6, 2008 at $2.95 (20 shares), October 7, 2008 at $2.71 (5 shares), October 8, 2008 at $2.58 (20 shares), October 14, 2008 at $2.97 (15 shares), December 30, 2008 at $2.6 (5 shares), and on July 23, 2010 at $3.57 (400 shares). Karpus Investment Management Defined Benefit Plan presently owns 6,606 shares. The Plan purchased shares on September 15, 2008 at $3.99 (5 shares), September 17, 2008 at $3.71 (25 shares), September 18, 2008 at $3.61 (20 shares), September 23, 2008 at $3.8 (10 shares), September 24, 2008 at $3.73 (5 shares), September 29, 2008 at $3.55 (60 shares), October 2, 2008 at $3.38 (15 shares), October 6, 2008 at $2.95 (35 shares), October 7, 2008 at $2.71 (10 shares), October 8, 2008 at $2.58 (35 shares), October 10, 2008 at $2.21 (55 shares), October 14, 2008 at $2.97 (30 shares), December 1, 2008 at $2.31 (5 shares), December 10, 2008 at $2.35 (10 shares), December 11, 2008 at $2.32 (10 shares), December 29, 2008 at $2.55 (16 shares), December 30, 2008 at $2.6 (10 shares), April 16, 2010 at $3.94 (300 shares), May 6, 2010 at $3.62 (500 shares), May 20, 2010 at $3.49 (250 shares), June 17, 2010 at $3.64 (400 shares), August 31, 2010 at $3.49 (300 shares), September 8, 2010 at $3.59 (1600 shares), December 1, 2010 at $4.1 (2400 shares), and on August 8, 2011 at $3.75 (500 shares). Karpus Investment Management Profit Sharing Plan presently owns 15,296 shares. The Plan purchased shares on September 15, 2008 at $3.99 (40 shares), September 17, 2008 at $3.71 (290 shares), September 18, 2008 at $3.61 (255 shares), September 23, 2008 at $3.8 (110 shares), September 24, 2008 at $3.73 (60 shares), September 29, 2008 at $3.55 (810 shares), October 2, 2008 at $3.38 (1655 shares), October 6, 2008 at $2.95 (1330 shares), October 7, 2008 at $2.71 (90 shares), December 10, 2008 at $2.35 (90 shares), December 29, 2008 at $2.55 (180 shares), December 30, 2008 at $2.6 (125 shares), February 25, 2010 at $3.41 (300 shares), June 24, 2010 at $3.53 (300 shares), June 25, 2010 at $3.55 (300 shares), July 12, 2010 at $3.56 (100 shares), July 13, 2010 at $3.55 (400 shares), July 15, 2010 at $3.52 (400 shares), July 16, 2010 at $3.51 (500 shares), July 19, 2010 at $3.46 (400 shares), July 20, 2010 at $3.5 (400 shares), July 21, 2010 at $3.52 (400 shares), July 26, 2010 at $3.64 (400 shares), August 20, 2010 at $3.51 (400 shares), September 8, 2010 at $3.59 (400 shares), December 22, 2010 at $4.24 (1061 shares), July 21, 2011 at $4.68 (2500 shares), July 27, 2011 at $4.53 (350 shares), July 28, 2011 at $4.5 (350 shares), August 1, 2011 at $4.45 (350 shares), August 2, 2011 at $4.36 (350 shares), August 3, 2011 at $4.26 (350 shares), and on August 4, 2011 at $4.2 (250 shares). None of the other principals of KIM presently own shares of Liberty All-Star Growth Fund, Inc.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 7/13/2011 9000   $4.53
 7/13/2011 (2850)  $4.53
 7/15/2011 8700   $4.49
 7/15/2011 (1855)  $4.48
 7/18/2011 (150)  $4.42
 7/20/2011 7175   $4.58
 7/21/2011 13106   $4.65
 7/22/2011 14200   $4.64
 7/22/2011 (10650)  $4.63
 7/25/2011 10200   $4.63
 7/26/2011 22569   $4.60
 7/27/2011 32000   $4.53
 7/27/2011 (9550)  $4.53
 7/28/2011 25209   $4.50
 7/28/2011 (101)  $4.51
 7/29/2011 27741   $4.47
 8/1/2011 5450   $4.45
 8/2/2011 14450   $4.36
 8/3/2011 27200   $4.27
 8/4/2011 15235   $4.20
 8/5/2011 25711   $3.96
 8/8/2011 96936   $3.78
 8/9/2011 20000   $3.71
 8/10/2011 6000  $3.82
 9/1/2011 (821)*  $4.06
 9/9/2011 (5530)*  $3.95
 9/12/2011 (555)*  $3.93

 *- shares sold due to account liquidation
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

On September 14, 2011, Karpus Management, Inc. (d/b/a Karpus Investment Management), for and on behalf of itself and entities and accounts that it controls, or with respect to which it exercises voting discretion ("Karpus") entered into a Standstill Agreement with DST Systems, Inc. ("DST"). Karpus and DST have agreed that, within 30 days after the closing of DST's purchase of ALPS Holdings Inc., the parent company of ALPS Advisors Inc. (the "Closing"), DST will pay Karpus $10.91 million for shares of Liberty All-Star Growth Fund, Inc. (ASG) and $2.67 million for shares of Liberty All-Star Equity Fund (USA). The parties may agree to a different allocation between the two funds, so long as the total purchases do not exceed $13.58 million. The price per share will be 98% of the net asset value per share on the second business day before the date of purchase. The number of shares of each fund to be purchased will be the fixed dollar amount, divided by the appropriate price per share.

In the Standstill Agreement, Karpus agreed, with respect to both Funds, to withdraw its preliminary proxy statements and to vote in favor of new advisory agreements for the Funds that would become effective upon the Closing. Karpus also agreed that, for a period of five years from September 14, 2011, Karpus will not take certain actions with respect to shares of the Funds or with respect to the management of the Funds.

The summary of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement filed as an Exhibit to this Statement on Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

As referenced in Item 6, above, Karpus entered a Standstill Agreement with DST Systems, Inc.. A copy of the Agreement is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Sharon Thornton
Title:   Senior Director of Investments
Date:   September 15, 2011